Listing Broker (Co.) [redacted] (______ office code) By ____________ (______ individual code)

Selling Broker (Co.) [redacted] (______ office code) By ____________ (______ individual code)

# PURCHASE AGREEMENT
## (IMPROVED PROPERTY)

Date: 4/19/2023

**1. BUYER:** ________________________________ ("Buyer") agrees to buy the following property from the owner ("Seller") for the consideration and subject to the following terms, provisions, and conditions:

**2. PROPERTY:** The property ("Property") is known as [redacted] in ____________ Township, ____________ County, ____________, Indiana, ____________ (zip code) legally described as: ________________________________

together with any existing permanent improvements and fixtures attached **(unless leased or excluded)**, including, but not limited to, electrical and/or gas fixtures, home heating fuel, heating and central air-conditioning equipment and all attachments thereto, built-in kitchen equipment, sump pumps, water softener, water purifier, gas grills, fireplace inserts, gas logs and grates, central vacuum equipment, window shades/blinds, curtain rods, drapery poles and fixtures, ceiling fans and light fixtures, towel racks and bars, storm doors, windows, awnings, TV antennas, satellite dishes and controls, storage barns, all landscaping, mailbox, garage door opener with controls AND THE FOLLOWING: ________________________________

EXCLUDES THE FOLLOWING: ________________________________

**The terms of this Agreement will determine what items are included/excluded. All items sold shall be fully paid for by Seller at time of closing the transaction. Buyer should verify total square footage, land, room dimensions or community amenities if material.**

**3. PRICE:** Buyer will pay the total purchase price of ($ 215,000.00 ) ________________________________ Dollars for the Property. If Buyer obtains an appraisal of the Property, this Agreement is contingent upon the Property appraising at no less than the agreed upon purchase price.

**4. EARNEST MONEY:** Buyer submits $ 10,000.00 as earnest money which shall be applied to the purchase price. The listing broker shall deposit earnest money received into its escrow account within two (2) banking days of acceptance of this Agreement and hold it until time of closing the transaction or termination of this Agreement. **If Buyer fails for any reason to submit earnest money, Seller may terminate this Agreement.** Earnest money shall be returned promptly in the event this offer is not accepted. If this offer is accepted and Buyer fails or refuses to close the transaction, without legal cause, the earnest money shall be retained by Seller for damages the Seller has or will incur, and Seller retains all rights to seek other legal and equitable remedies. The Broker holding any earnest money is absolved from any responsibility to make payment to the Seller or Buyer unless the parties enter into a Mutual Release or a Court issues an Order for payment, except as permitted in 876 IAC 1-1-23 (release of earnest money). Upon notification that Buyer or Seller intends not to perform, Broker holding the earnest money may release the earnest money as provided in this Agreement. If no provision is made in this Agreement, Broker may send to Buyer and Seller notice of the disbursement by certified mail. If neither Buyer nor Seller enters into a mutual release or initiates litigation within sixty (60) days of the mailing date of the certified letter, Broker may release the earnest money to the party identified in the certified letter. Buyer and Seller agree to hold the Broker harmless from any liability, including attorney's fees and costs, for good faith disbursement of earnest money in accordance with this Agreement and licensing regulations.

**5. METHOD OF PAYMENT: (Check appropriate paragraph letter)**

☒ **A. CASH:** The entire purchase price shall be paid in cash and no financing is required.

☐ **B. NEW MORTGAGE:** Completion of this transaction shall be contingent upon the Buyer's ability to obtain a

☐ **Conventional** ☐ **Insured Conventional** ☐ **FHA** ☐ **VA** ☐ **Other:** ____________ first mortgage loan for ______ % of purchase price, payable in not less than ______ years, with an original rate of interest not to exceed ______ % per annum and not to exceed ______ points. Buyer shall pay all costs of obtaining financing, except ________________________________.

Any inspections and charges which are required to be made and charged to Buyer or Seller by the lender, FHA, VA, or mortgage insurer, shall be made and charged in accordance with their prevailing rules or regulations and shall supersede any provisions of this Agreement.

☐ **C. ASSUMPTION: (Attach Financing Addendum)**
☐ **D. CONDITIONAL SALES CONTRACT: (Attach Financing Addendum)**
☐ **E. OTHER METHOD OF PAYMENT: (Attach Financing Addendum)**

**6. TIME FOR OBTAINING FINANCING: Buyer agrees to make written application for any financing necessary to complete this** transaction or for approval to assume the unpaid balance of the existing mortgage within _______ days after the acceptance of this Agreement and to make a diligent effort to meet the lender's requirements and to obtain financing in cooperation with the Broker and Seller. No more than ___________ days after acceptance of the Agreement shall be allowed for obtaining favorable written commitment(s) or mortgage assumption approval. If a commitment or approval is not obtained within the time specified above, this Agreement shall terminate unless an extension of time for this purpose is mutually agreed to in writing.

**7. CLOSING:** The closing of the sale (the "Closing Date") shall be on or before ____________________________ , or within 30 days after Full acceptance/execution of contract , whichever is later or this Agreement shall terminate unless an extension of time is mutually agreed to in writing. The closing fee charged by the title insurance company shall be paid by ☐ **Buyer (included in allowance, if provided)** ☒ **Seller** ☐ **Shared equally.**

This Agreement: ☒ is not contingent upon the closing of another transaction; ☐ is contingent upon the closing of the pending transaction on the property located at ____________________________________________________ ____________________________________________ .

Notwithstanding terms to the contrary, the Parties agree that as a condition to closing, all funds delivered to the closing agent's escrow account be in such form that the closing agent shall be able to disburse in compliance with I.C. 27-07-3.7 et. seq.. Therefore, all funds from a single source of $10,000 or more shall be wired unconditionally to the closing agent's escrow account and all funds under $10,000 from a single source shall be good funds as so defined by statute.

**8. POSSESSION:**

**A.** The possession of the Property shall be delivered to Buyer ☒ **at closing** ☐ **within ________ days beginning the day after closing by _______** ☐ **a.m.** ☐ **p.m.** ☐ **noon or** ☐ **on or before _______________________ if closed.** For each day Seller is entitled to possession after closing, Seller shall pay to Buyer at closing $_________________________ per day. If Seller does not deliver possession by the date required in the first sentence of this paragraph, Seller shall pay Buyer $ $200 per day as **liquidated damages** until possession is delivered to Buyer; and Buyer shall have all other legal and equitable remedies available against the Seller.

**B. Maintenance of Property:** Seller shall maintain the Property in its present condition until its possession is delivered to Buyer, subject to repairs in response to any inspection. Buyer may inspect the Property prior to closing to determine whether Seller has complied with this paragraph. Seller shall remove all debris and personal property not included in the sale.

**C. Casualty Loss:** Risk of loss by damage or destruction to the Property prior to the closing shall be borne by Seller. In the event any damage or destruction is not fully repaired prior to closing, Buyer, at Buyer's option, may either **(a) terminate this Agreement or (b) elect to close the transaction,** in which event Seller's right to all real property insurance proceeds resulting from such damage or destruction shall be assigned in writing by Seller to Buyer.

**D. Utilities/Municipal Services:** Seller shall pay for all municipal services and public utility charges through the day of possession.

**9. SURVEY:** Buyer shall receive a **(Check one)** ☒ SURVEYOR LOCATION REPORT, which is a survey where corner markers are not set; ☒ BOUNDARY SURVEY, which is a survey where corner markers of the Property are set prior to closing; ☐ WAIVED, no survey unless required by lender; at **(Check one)** ☒ **Buyer's expense (included in allowance, if provided)** ☐ **Seller's expense** ☐ **Shared equally.** The survey shall (1) be received prior to closing and certified as of a current date, (2) be reasonably satisfactory to Buyer, (3) show the location of all improvements and easements, and (4) show the flood zone designation of the Property.

**10. FLOOD AREA/OTHER:** Buyer ☒ **may** ☐ **may not** terminate this Agreement if the Property requires flood insurance. Buyer ☒ **may** ☐ **may not** terminate this Agreement if the Property is subject to building or use limitations by reason of the location, which materially interfere with Buyer's intended use of the Property.

**11. HOMEOWNER'S INSURANCE:** Completion of this transaction shall be contingent upon the Buyer's ability to obtain a favorable written commitment for homeowner's insurance within 10 days after acceptance of this Agreement.

**12. ENVIRONMENTAL CONTAMINANTS ADVISORY/RELEASE:** Buyer and Seller acknowledge that Listing Broker, Selling Broker and all salespersons associated with Brokers are NOT experts and have NO special training, knowledge or experience with regard to the evaluation or existence of possible lead-based paint, radon, mold and other biological contaminants ("Environmental Contaminants") which might exist and affect the Property. Environmental Contaminants at harmful levels may cause property damage and serious illness, including but not limited to, allergic and/or respiratory problems, particularly in persons with immune system problems, young children and/or the elderly.

Buyer is STRONGLY ADVISED to obtain inspections (see below) to fully determine the condition of the Property and its environmental status. The ONLY way to determine if Environmental Contaminants are present at the Property at harmful levels is through inspections.

**Buyer and Seller agree to consult with appropriate experts and accept all risks for Environmental Contaminants and release and hold harmless all Brokers, their companies and sales associates from any and all liability, including attorney's fees and costs, arising out of or related to any inspection, inspection result, repair, disclosed defect or deficiency affecting the Property, including Environmental Contaminants. This release shall survive the closing.**

**13. INSPECTIONS: (Check paragraph letter A or B)**

Buyer has been made aware that independent inspections disclosing the condition of the property are available and has been afforded the opportunity to require such inspections as a condition of this Agreement.

☐ **A. BUYER WAIVES THE RIGHT TO HAVE INDEPENDENT INSPECTIONS**

Buyer **WAIVES** inspections and relies upon the condition of the Property based upon Buyer's own examination and releases the Seller, the Listing and Selling Brokers and all salespersons associated with Brokers from any and all liability relating to any defect or deficiency affecting the Property, which release shall survive the closing. Required FHA/VA or lender inspections are not included in this waiver.

☒ **B. BUYER RESERVES THE RIGHT TO HAVE INDEPENDENT INSPECTIONS (including Lead-Based Paint)**

Buyer reserves the right to have independent inspections in addition to any inspection required by FHA, VA, or Buyer's lender(s). All inspections are at Buyer's expense (unless noted otherwise or required by lender) by licensed independent inspectors or qualified independent contractors selected by Buyer within the following time periods. **Seller shall have water, gas, electricity and all operable pilot lights on for Buyer's inspections.**

**INSPECTION/RESPONSE PERIOD:** Buyer shall order all independent inspections immediately after acceptance of the Purchase Agreement. Buyer shall have 14 days beginning the day following the date of acceptance of the Purchase Agreement to respond to the inspection report(s) in writing to Seller (see "Buyer's Inspection Response").

Inspections may include but are not limited to the condition of the following systems and components: heating, cooling, electrical, plumbing, roof, walls, ceilings, floors, foundation, basement, crawl space, well/septic, water, wood destroying insects and organisms, lead-based paint (note: intact lead-based paint that is in good condition is not necessarily a hazard), radon, mold and other biological contaminants and/or the following:

______________________________________________

______________________________________________

______________________________________________

If the initial inspection report reveals the presence of lead-based paint, radon, mold and other biological contaminants, or any other condition that requires further examination or testing, then Buyer shall have 10 additional days to order, receive and respond in writing to any additional reports.

**If the Buyer does not comply with any Inspection/Response Period or make a written objection to any problem revealed in a report within the applicable Inspection/Response Period, the Property shall be deemed to be acceptable. If one party fails to respond or request in writing an extension of time to respond to the other party's Independent Inspection Response, then that inspection response is accepted.** A timely request for extension is not an acceptance of the inspection response, whether or not granted. A REASONABLE TIME PERIOD TO RESPOND IS REQUIRED TO PREVENT MISUSE OF THIS ACCEPTANCE PROVISION. Factors considered in determining reasonable time periods include, but are not limited to, availability of responding party to respond, type and expense of repairs requested and need of responding party to obtain additional opinions to formulate a response.

If the Buyer reasonably believes that the Inspection Report reveals a **DEFECT** with the Property (under Indiana law, **"Defect"** means a condition that would have a significant adverse effect on the value of the Property, that would significantly impair the health or safety of future occupants of the Property, or that if not repaired, removed, or replaced would significantly shorten or adversely affect the expected normal life of the premises), and the Seller is unable or unwilling to remedy the defect to the Buyer's reasonable satisfaction before closing (or at a time otherwise agreed to by the parties), then Buyer may terminate this Agreement or waive such defect and the transaction shall proceed toward closing. BUYER AGREES THAT ANY PROPERTY DEFECT PREVIOUSLY DISCLOSED BY SELLER, OR ROUTINE MAINTENANCE AND MINOR REPAIR ITEMS MENTIONED IN ANY REPORT, SHALL NOT BE A BASIS FOR TERMINATION OF THIS AGREEMENT.

**14. LIMITED HOME WARRANTY PROGRAM:**

Buyer acknowledges the availability of a LIMITED HOME WARRANTY PROGRAM with a deductible paid by Buyer which ☐ **will** ☒ **will not** be provided at a cost of $________________________ charged to ☐ **Buyer** ☐ **Seller.** Buyer and Seller acknowledge this LIMITED HOME WARRANTY PROGRAM will not cover any pre-existing defects in the Property nor replace the need for an independent home inspection. Broker may receive a fee from the home warranty provider and/or a member benefit.

**15. DISCLOSURES: (Check one)**

1. Buyer ☐ **has** ☒ **has not** ☐ **not applicable** received and executed SELLER'S RESIDENTIAL REAL ESTATE SALES DISCLOSURE.
2. Buyer ☐ **has** ☒ **has not** ☐ **not applicable** received and executed a LEAD-BASED PAINT CERTIFICATION AND ACKNOWLEDGMENT.

**16. TITLE APPROVAL:** Prior to closing, Buyer shall be furnished with ☐ **a title insurance commitment for the most current and comprehensive ALTA Owner's Title Insurance Policy available** in the amount of the purchase price or ☐ **an abstract of title continued to date**, showing marketable title to Property in Seller's name. Seller must convey title free and clear of any encumbrances and title defects, with the exception of any mortgage assumed by Buyer and any restrictions or easements of record not materially interfering with Buyer's intended use of the Property. A title company, at Buyer's request, can provide information about availability of various additional title insurance coverages and endorsements and the associated costs.

**Owner's Policy** to be paid by ☐ **Buyer (included in allowance, if provided)** ☒ **Seller** ☐ **Shared equally.**

**Lender's Policy**, if applicable, to be paid by ☐ **Buyer (included in allowance, if provided)** ☐ **Seller** ☐ **Shared equally** ☐ **Other** ________________________________________ .

The parties agree that ☐ **Seller** ☒ **Buyer** will select a title insurance company to issue a title insurance policy and will order the commitment ☐ **immediately or** ☒ **other:** Within 10 days of acceptance/execution of contract .

Pursuant to Federal and State law, Seller cannot make Seller's selection of a title insurance provider a condition of this Agreement.

Seller agrees to pay the cost of obtaining all other documents necessary to perfect title (including the cost of the deed and vendor's affidavit), so that marketable title can be conveyed.

**17. TAXES: (Check paragraph A, B or C)**

☐ **A.** Buyer will assume and pay all taxes on the Property beginning with the taxes due and payable on ____________________ , _______ , and all taxes due thereafter. At or before closing, Seller shall pay all taxes for the Property payable before that date.

☒ **B.** All taxes that have accrued for any **prior calendar year** that remain unpaid shall be paid by Seller either to the County Treasurer and/or the Buyer in the form of a credit at closing. All taxes that have accrued for the **current calendar year** shall be prorated on a calendar-year basis as of the day immediately prior to the Closing Date.

**For purposes of paragraph A and B:** For the purpose of determining the credit amount for accrued but unpaid taxes, taxes shall be assumed to be the same as the most recent year when taxes were billed based upon *certified* tax rates. This shall be a final settlement.

☐ **C. FOR RECENT CONSTRUCTION OR OTHER TAX SITUATIONS.** Seller will give a tax credit of $ ____________________ to Buyer at closing. This shall be a final settlement.

**WARNING: The succeeding year tax bill for recently constructed homes or following reassessment periods may greatly exceed the last tax bill available to the closing agent.**

**Buyer acknowledges Seller's tax exemptions and/or credits may not be reflected on future tax bills.**

**Buyer may apply for current-year exemptions/credits at or after closing.**

**18. PRORATIONS AND SPECIAL ASSESSMENTS:** Insurance, if assigned to Buyer, interest on any debt assumed or taken subject to, any rents, all other income and ordinary operating expenses of the Property, including but not limited to, public utility charges, shall be prorated as of the day immediately prior to the Closing Date. Seller shall pay any special assessments applicable to the Property for municipal improvements previously made to benefit the Property. Seller warrants that Seller has no knowledge of any planned improvements which may result in assessments and that no governmental or private agency has served notice requiring repairs, alterations or corrections of any existing conditions. Public or municipal improvements which are not completed as of the date above but which will result in a lien or charge shall be paid by Buyer. Buyer will assume and pay all special assessments for municipal improvements completed after the date of this Agreement.

**19. TIME:** Time is of the essence. Time periods specified in this Agreement and any subsequent Addenda to the Purchase Agreement are calendar days and shall expire at 11:59 PM of the date stated unless the parties agree in writing to a different date and/or time.

**Note: Seller and Buyer have the right to withdraw any offer/counter offer prior to written acceptance and delivery of such offer/counter offer.**

**20. HOMEOWNERS ASSOCIATION/CONDOMINIUM ASSOCIATION ("Association"):** Documents for a **mandatory** membership association shall be delivered by the Seller to Buyer within 3 days after acceptance of this Agreement. If the Buyer does not make a written response to the documents within 10 days after receipt, the documents shall be deemed acceptable. In the event the Buyer does not accept the provisions in the documents and such provisions cannot be waived, this Agreement may be terminated by the Buyer and the earnest money deposit shall be refunded to Buyer promptly. Any approval of sale required by the Association shall be obtained by the Seller, in writing, within 10 days after Buyer's approval of the documents. **Fees charged by the "Association", or its management company, for purposes of verification of good standing and/or transfer of ownership shall be shared equally by Buyer and Seller. Start-up or one time reserve fees, if any, shall be paid by Buyer.**

**Buyer acknowledges that in every neighborhood there are conditions which others may find objectionable. Buyer shall therefore be responsible to become fully acquainted with neighborhood and other off-site conditions that could affect the Property.**

**21. ATTORNEY'S FEES:** Any party to this Agreement who is the prevailing party in any legal or equitable proceeding against any other party brought under or with relation to the Agreement or transaction shall be additionally entitled to recover court costs and reasonable attorney's fees from the non-prevailing party.

**22. MISCELLANEOUS:**

**A.** Unless otherwise provided, any prorations for rent, taxes, insurance, damage deposits, association dues/assessments, or any other items shall be computed as of the day immediately prior to the Closing Date.

**B.** Underground mining has occurred in Indiana, and Buyers are advised of the availability of subsidence insurance.

**C.** The Indiana Sheriff's Sex Offender Registry (www.indianasheriffs.org) exists to inform the public about the identity, location and appearance of sex offenders residing within Indiana. Broker is not responsible for providing or verifying this information.

**D.** Conveyance of this Property shall be by general Warranty Deed, or by ______________________________ , subject to taxes, easements, restrictive covenants and encumbrances of record, unless otherwise agreed.

**E.** Seller represents and warrants that Seller is not a "foreign person" (individual entity) and, therefore, is not subject to the Foreign Investment in Real Property Tax Act.

**F.** Any notice required or permitted to be delivered shall be deemed received when personally delivered, transmitted electronically or digitally or sent by express courier or United States mail, postage prepaid, certified and return receipt requested, addressed to Seller or Buyer or the designated agent of either party.

**G.** This Agreement shall be construed under and in accordance with the laws of the State of Indiana and is binding upon the parties' respective heirs, executors, administrators, legal representatives, successors, and assigns.

**H.** In case any provision contained in this Agreement is held invalid, illegal, or unenforceable in any respect, the invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement.

**I.** This Agreement constitutes the sole and only agreement of the parties and supersedes any prior understandings or written or oral agreements between the parties' respecting the transaction and cannot be changed except by their written consent.

**J.** All rights, duties and obligations of the parties shall survive the passing of title to, or an interest in, the Property.

**K.** Broker(s) may refer Buyer or Seller to other professionals, service providers or product vendors, including lenders, loan brokers, title insurers, escrow companies, inspectors, pest control companies, contractors and home warranty companies. Broker(s) does not guarantee the performance of any service provider. Buyer and Seller are free to select providers other than those referred or recommended to them by Broker(s).

**L.** By signing below, the parties to this transaction acknowledge receipt of a copy of this Agreement and give their permission to a multiple listing service, Internet or other advertising media, if any, to publish information regarding this transaction.

**M.** Any amounts payable by one party to the other, or by one party on behalf of the other party, shall not be owed until this transaction is closed.

**N.** Buyer and Seller consent to receive communications from Broker(s) via telephone, U.S. mail, email and facsimile at the numbers/addresses provided to Broker(s) unless Buyer and Seller notify Broker(s) in writing to the contrary.

**O.** Buyer discloses to Seller that Buyer holds Indiana Real Estate License # ____________________________ .

**P.** Where the word "Broker" appears, it shall mean "Licensee" as provided in I.C.25-34.1-10-6.8.

**23. FURTHER CONDITIONS (List and attach any addenda):** ____________________________________________

**24. CONSULT YOUR ADVISORS:** Buyer and Seller acknowledge they have been advised that, prior to signing this document, they may seek the advice of an attorney for the legal or tax consequences of this document and the transaction to which it relates. In any real estate transaction, it is recommended that you consult with a professional, such as a civil engineer, environmental engineer, or other person, with experience in evaluating the condition of the Property.

**25. ACKNOWLEDGEMENTS**: Buyer and Seller acknowledge that each has received agency office policy disclosures, has had agency explained, and now confirms all agency relationships. Buyer and Seller further acknowledge that they understand and accept agency relationships involved in this transaction. By signature below, the parties verify that they understand and approve this Purchase Agreement and acknowledge receipt of a signed copy.

**26. EXPIRATION OF OFFER:** Unless accepted by Seller and delivered to Buyer **by** 5:00PM ☐**A.M.** ☐ **P.M.** ☐ **Noon,** the ________ day of 04/19/2023 , this Purchase Agreement shall be null and void and all parties shall be relieved of any and all liability or obligations.

**27. DOCUMENT PROTECTION**: Buyer hereby acknowledges and agrees to pay the Document Protection Fee to the Selling Broker at the time of closing this transaction. It is understood that the fee covers electronic filing and online document access for the consumer for years following closing.

This Agreement may be executed simultaneously or in two or more counterparts, each which shall be deemed an original but all of which together shall constitute one and the same instrument. The parties agree that this Agreement may be transmitted between them electronically or digitally. The parties intend that electronically or digitally transmitted signatures constitute original signatures and are binding on the parties. The original document shall be promptly delivered, if requested.

| | | | |
|---|---|---|---|
| | 4/19/2023 | | |
| BUYER'S SIGNATURE | DATE | BUYER'S SIGNATURE | DATE |
| PRINTED | | PRINTED | |

28. SELLER'S RESPONSE: (Check appropriate paragraph letter below):

This ________ day of _________________, at ☐A.M. ☐P.M. Noon

**A. The above offer is Accepted.**

**B. The above offer is Rejected.**

**C. The above offer is countered. See Counter Offer. Seller should sign both the Purchase Agreement and the Counter Offer.**

| | | | |
|---|---|---|---|
| SELLER'S SIGNATURE | DATE | SELLER'S SIGNATURE | DATE |
| PRINTED | | PRINTED | |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| ARRIVED HOLDINGS INC | [redacted] | $1,329,106.81 | $1,329,106.81 | $0.00 | $0.00 | $0.00 | $0.00 | 11:48:34 AM P on 04/12/2023 |
| Arrived Holdings Inc 3844 | [redacted] | [redacted] | [redacted] | [redacted] | [redacted] | [redacted] | $0.00 | 11:48:34 AM P on 04/12/2023 |
| Arrived Holdings Inc 7965 | [redacted] | $3,685,312.45 | $3,685,312.45 | $0.00 | $0.00 | $0.00 | $0.00 | 11:48:35 AM PDT on 04/12/2023 |

| Account Number | Account Name | Market Value(USD) |
| --- | --- | --- |
| [redacted] | ARRIVED HOLDINGS INC. | 7,204,603.25 |

Activity Positions Documents

ARRIVED ADDENDUM

1. In the event of any conflict between any language in this Arrived Addendum ("Addendum") and the Purchase and Sale Agreement ("Agreement"), this Addendum shall control.

2. Buyer may assign the Agreement to any entity controlled or managed by Buyer without restriction.

3. Buyer shall have seven (7) business days from the last document received to review the Title Documents and HOA Documents (the "Review Period"):

"Title Documents" means the Title Commitment from the designated Title/Escrow Company and legible copies of all recorded instruments and exception documents including the vesting deed referenced in the Title Commitment.

"HOA Documents" means all documents applicable to such restrictive covenants, rules, or policies including, but not limited to (1) CCRs and Amendments; HOA Bylaws; Rules and Regulations/Policies of the HOA and (2) documents regarding the entities that promulgate such restrictive covenants, rules, or policies, colloquially known as the "HOA Resale Package," which includes, but is not limited to, the current year's budget and income/expense statement.

During the Review Period, Buyer may terminate the Agreement by providing written notice (including electronic written notice) to Seller and upon such termination, the earnest money shall be returned to Buyer, without demand or Seller's consent.

4. Seller shall, upon mutual execution and delivery of this Agreement, provide Buyer with the name and contact information of the HOA, if any. Seller is responsible for all costs to obtain and deliver the HOA Documents to Buyer.

5. Seller, at Seller's expense, shall keep the utilities in service until closing.

6. The closing date shall be on any Tuesday, Wednesday, or Thursday that is not a federal holiday. In the event the Agreement conflicts with this provision, the closing date shall be the next day meeting this requirement, and if any other provision of the Agreement is calculated relative to the closing date, it shall be adjusted accordingly.

7. Buyer shall use commercially reasonable efforts to secure binding flood and hazard insurance on the Property prior to closing. For the avoidance of doubt, "binding" insurance is either an accepted contract for insurance or an offer for insurance capable of acceptance by Buyer that cannot be revoked prior to closing. The inability of Buyer to secure binding flood and hazard insurance despite using commercially reasonable efforts constitutes a force majeure event.

8. If any party to the Agreement possesses rights to works relating to the listing of the Property (e.g., listing photos), such party grants Buyer a royalty-free irrevocable license to use such works in the regular and established course of business of Arrived Holdings, Inc. and its related companies (e.g., use on arrived.com).

9. Seller shall, upon mutual execution and delivery of this Agreement, notify Buyer which, if any, of the items below are found in the Property:

- Septic System
- Well
- Security System
- Natural Gas
- Liquid Propane
- Sprinkler System
- Heating Oil Tank (above or below ground)

For the avoidance of doubt, if the Agreement imposes other disclosure requirements on Seller, this paragraph shall supplement, not replace those other requirements.